BERRETT-KOEHLER GROUP, INC.
SERIES B PREFERRED STOCK OFFERING

SUMMARY OF THE OFFERING

The following information is a summary of only some of the information contained in the Offering Memorandum ("Offering Memorandum") and is qualified in its entirety by reference to the remainder of the Offering Memorandum, including the Amended and Restated Articles of Incorporation of the Company (the "Articles of Incorporation"), and the Stock Purchase Agreement, which are Exhibits to the Offering Memorandum.

The Company

The Berrett-Koehler Group, Inc. (the "Company" or "Berrett-Koehler" or "BK"), is a California Benefit Corporation that was formed on November 10, 1998, and that acquired complete ownership of Berrett-Koehler Publishers, Inc., which was formed on January 8, 1992. Its principal office is located at 1333 Broadway, Suite 1000, Oakland, CA 94612. Its phone number is (510) 817-2277. The Company's fiscal year ends on December 31 of each year. The people at the Company to contact regarding the Offering are David Marshall, CEO and CFO, who can be reached at dmarshall@bkpub.com, and Steven Piersanti, founder and senior editor, who can be reached at spiersanti@bkpub.com.

The Berrett-Koehler Group, Inc., is a parent or holding company with one wholly owned subsidiary: Berrett-Koehler Publishers, Inc., a California corporation. Both the parent and the subsidiary became California Benefit Corporations in October 2015.

The Investment Opportunity

Berrett-Koehler is one of the leading independent book publishers in the US, with global reach and global impact. Berrett-Koehler was recently named the Independent Publisher of the Year by *Foreword Reviews* magazine, which is the leading award for independent publishers. Berrett-Koehler was the first book publisher in the world to be both a certified B Corp and a Benefit Corporation. BK has also received many other honors.

Berrett-Koehler offers an investment opportunity that the company believes has extraordinary impact potential both because the company itself is a pioneer in groundbreaking steward-ownership practices—a model for others—and because the company's products are leading many shifts around the world toward more equitable, open, participative, and sustainable organizational and societal structures.

Among BK's groundbreaking steward-ownership and steward-leadership practices are:

- Being guided by the profound mission of "*Connecting People and Ideas to Create a World That Works for All.*"

- Establishing the Berrett-Koehler Constitution to enshrine the BK values of *Stewardship, Partnership, Quality, Inclusion,* and *Sustainability* and help the company live the values.

- Using the rigorous B Corp certification regimen and Benefit Corporation legal status to help protect the mission and purpose of the company and magnify its impact.

- BK is also pursuing the formation of the Berrett-Koehler Perpetual Purpose Trust ("PPT") to be a mission-based, steward owner of a portion of BK's Common Stock; the formation of this Perpetual Purpose Trust is intended to provide additional protection for the company's mission, values, and independence, as the PPT will not be focused on an exit strategy and will instead support preserving BK's mission, values, and independence into the future.

- Establishing BK Authors, Inc., and the BK Foundation to deepen BK's partnering with authors and connecting with and serving local and global communities.

- Being owned principally by members of its stakeholder groups—including employees, authors, customers, service providers, suppliers, sales partners, the BK Foundation, and BK Authors, Inc.

- Using pioneering partnership and stewardship practices in leadership and governance.

- Achieving much more diversity than the publishing industry as a whole in its staff composition (including 28% persons of color) and author composition (including over 50% women and/or persons of color in authors of books published in 2018 and 2019).

Berrett-Koehler also publishes many of the most groundbreaking and influential publications—in print, digital, and audio formats—on a broad range of topics, including steward-ownership, economic justice, ethical leadership, socially responsible business, environmental stewardship, community engagement, change tools and methods, project management, participative management, societal transformation, personal transformation, impact investing, conflict resolution, and numerous other topics. These publications have directly influenced many tens of millions of readers around the world, and they have impacted hundreds of millions of people in the organizations and communities led and supported by readers of the publications.

The extraordinary impact on many fronts of Berrett-Koehler Publishers as a company and of its publications is described in the article "The Far-Reaching Impact of Berrett-Koehler Publishers."

Several factors enhance the value of this investment opportunity and help reduce its risk:

- Berrett-Koehler is a 28-year-old company that has survived and prospered during multiple transformations of its industry, as well as during multiple economic downturns, including the 2001 recession, the 2008-09 "great recession, and the 2020 pandemic. See COVID-19 Pandemic under RISK FACTORS.

- Berrett-Koehler has a history of steady growth, well-established organizational structures, and a record of consistent profitability. Berrett-Koehler was profitable for each of the 16 years through 2018. In 2019, the company incurred a loss, and the 2020 pandemic-related economic downturn provided a temporary setback for the company. A full audit of Berrett-Koehler's financial statements was completed for each year through 2019. See Financials, Risk Factors and Management's Discussion and Analysis for more information on the company's response to the pandemic. (The most recent auditors' reports are part of the financial statements of the Offering Memorandum as Exhibit D.)

- Berrett-Koehler has extensive assets that can keep generating substantial revenues and profit for years to come and can be further exploited, including a massive amount of intellectual property (over 700 publications and publication agreements) and over 4,000 subsidiary rights agreements (many of which continue to generate revenues year-after-year). It is important to note that many BK publications continue generating substantial revenues for 10, 20, or more years after they are published—and some of the Company's original publications from 20 to 28 years ago still generate large revenues—thus providing a foundation for future growth.

- Berrett-Koehler also has well-established pipelines that are continuously generating new intellectual property, well-established structures for converting new publication projects into salable products that will generate future revenues and profit, and well-established competencies for enhancing the mission-supporting impact of new publication projects.

BK's management believes that several factors strengthen the growth potential of the company. In each of the past two years Berrett-Koehler has made the list compiled by *Publishers Weekly* of the fastest-growing independent publishers. Furthermore, BK is in the midst of transitioning from a modest-growth book publishing business model to a faster-growth media enterprise model. BK is continuing to emphasize its legacy business of publishing resources that offer self-directed and organizationally sponsored lifelong learning content to support personal, organizational, and societal change. At the same time, it is becoming more digital-driven and data-driven in its product development, distribution, and marketing.

Examples of this transformation are BK's innovative audiobook, online training, and digital marketing initiatives. Over time, with the aid of the investment the Company is currently seeking, these new digital products and services may lead to higher revenue growth and increased profits. BK's management also believes that cost of goods will likely decline as a percentage of revenues as fewer products require printing, inventory, physical distribution, and retail carrying costs, presumably leading to higher profitability. Please see "Description of Business" and "Berrett-Koehler Growth Plans" (Exhibit E of the Offering Memorandum) for more information.

The COVID-19 pandemic has caused a global economic slowdown, but the book industry has proven to be remarkably resilient to the kinds of downturns affecting other industries. It has also led to a resurgence in distance learning and online education, areas in which Berrett-Koehler has pioneered. For example, when the pandemic struck hard in late March, the company was launching a 10-day rebroadcast of our most successful online product to date, the Servant Leadership Online Training Summit. Many registrants reached out to us to thank us for providing high-quality training they could do at home to help justify their positions and avoid layoffs. Our Leadership for a Changing World Online Summit in September 2020 attracted over 27,000 registrants from over 150 countries. We see companies and individuals investing more in such online training offerings both during the pandemic and in a post-Covid world as this becomes a more mainstream way of delivering continuing adult education.

Purposes of the Offering
The Offering (as defined below) is intended to achieve several objectives:

- To help fund the "Berrett-Koehler Growth Plans" as described in the Exhibit E of the Offering Memorandum, with the majority of the capital raised from the Offering to be used for those purposes;

- To support the Company's steward-ownership, steward-leadership, and steward-governance, as described below;

- To provide additional working capital for ongoing BK operations and for funding limited stock buybacks to help support the Company's steward-ownership (with up to a maximum of one-third of the capital raised from the Offering (as defined below) used for stock buybacks).

Steward-ownership, steward-leadership, and steward-governance
One of Berrett-Koehler's commitments is to "Stewardship," which is defined as "operating the business always in the interests of all stakeholders as well as the global commons," and another commitment is to "Sustainability," which is defined as "keeping BK mission-driven, values-based, independent, and owned and operated by its stakeholders while raising efficiency and performance, building financial resources, reducing debt, and fairly compensating all stakeholders for their contributions to BK's success."

To support these commitments, the Company is further committed to *steward-ownership* (which means ownership designed to achieve the mission and purposes of the Company and benefit all stakeholders of the Company); to *steward-leadership* (which means that the Company's leaders act as stewards who serve the purposes of the whole Company and serve all of the Company's stakeholders rather than seeking to benefit the interests of the leaders themselves); and to *steward-governance* (which means that the Company's governance practices are aligned to serve the purposes of the whole Company and to serve all the Company's stakeholders rather than seeking to benefit the interests of the decision-makers themselves).

BK management believes that steward-ownership is better, in the long run, for companies, communities, nations, and the world than having ownership be principally a matter of absentee, transitory, or speculative investment. BK management similarly believes that steward-leadership and steward-governance produce higher organizational performance, over the long run, than traditional leadership and governance approaches. Accordingly, the Offering is intended to help further establish an ownership structure and capital base for Berrett-Koehler that will allow it to remain independently owned and operated, in order to preserve BK's distinctive mission, purposes, character, and values. See "Risk Factors" in the Offering Memorandum.

Securities Offered (the "Offering")
The Company is conducting an offering of its Series B Preferred Stock (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. The Offering is made pursuant to the Form C, as amended, filed by the Company with the SEC (as defined below) in October 2020 (the "Form C") and the Offering Memorandum, which is included therein (the "Offering Memorandum"). The Company is offering to both accredited and non-accredited investors up to $1,070,000 of Series B Preferred Stock (each a "Share" and, collectively, the "Shares") at a price of $12.00 per Share (the "Purchase Price"). for up to 89,166 Shares sold in the Offering. Any person or entity who holds at least one Series B Share is referred to as a "Series B Shareholder." The Shares have the relative rights, preferences, privileges and priorities specified in the Amended and Restated Articles of Incorporation of the Company, as amended by Articles of Amendment adopted on July 30, 2020, copies of which are available as Exhibit B (the "Restated Articles") in the Offering Memorandum.

The minimum amount or target amount to be raised in the Offering is $200,000 (the "Target Offering Amount") and the maximum amount to be raised in the offering is $1,070,000 (the "Maximum Offering Amount"). Each investor must purchase a minimum of 100 shares, for a minimum individual investment of $1,200 unless a smaller purchase is approved by the Company in its discretion. The Company is offering the Shares to prospective investors through the Crowdfund Mainstreet crowdfunding portal (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal 6% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Memorandum, which are available on the website of the Portal at www.crowdfundmainstreet.com.

The Shares may not be transferred by any investor during the one-year period beginning when the Shares are issued, unless the Shares are transferred: (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D (which is outlined in Section 7 hereto); (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the

Shares. Furthermore, the investors are not permitted to assign the Shares without the Company's prior written consent in accordance with the terms of the Stock Purchase Agreement.

No person other than the Company has been authorized to provide prospective investors with any information concerning the Company or the Offering or to make any representation not contained in the Offering Memorandum. To invest in the Shares, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Shares and (iii) execute the Stock Purchase Agreement. The Company reserves the right to modify any of the terms of the Offering and the Shares at any time before the Offering closes.

Subscription and Offering Period
Subject to the terms of the Stock Purchase Agreement and the Form C and the related Offering Memorandum, the investor may subscribe to purchase the number of Shares equal to the quotient of the investor's subscription amount divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Memorandum and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when the Stock Purchase Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Memorandum and on the Portal's website (the "Offering Deadline"). The Offering will commence on the date of the Offering Memorandum and will continue until the earlier of i) the Company's receipt of subscriptions for all of the Shares, ii) the Offering Deadline, or iii) such earlier date as the Company may, in its sole discretion, undertake one or more closings on a rolling basis (the "Offering Period").

If the Company raises at least the Target Offering Amount prior to the end of the Offering Period, the end date of the Offering Period may be accelerated, provided, that, the Offering Period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days prior to the new date.

Closing
Closing of the sale and purchase of the Shares pursuant to the Stock Purchase Agreement (the "Closing") shall take place through the Portal within five business days after such Closing (the "Closing Date"). The Company may hold additional "rolling closings," as the Company determines in its sole discretion. When the Company decides to hold a Closing, the Company will provide notice to investors that have made investment commitments of at least five business days' notice of the new deadline, and such investors have a right to cancel commitments for any reason until 48 hours prior to the new offering deadline. Any shares purchased before such a Closing will be issued and delivered to the purchaser in conjunction with the Closing. Funds invested will not begin to accrue dividends until issuance of the Shares.

Dividend

The Shares will earn a cumulative dividend ("Dividend") each year at annual rate of 4% of the Purchase Price. Dividends will be paid by July 1 each year for the 12-month period ending June 30 of the same year.

As long as funds are legally available, the Company is required to pay the Dividend each year. If the funds are not legally available, and the Company is unable to distribute the Dividend in any year, the Dividend will accrue and the Company's obligation to pay the Dividend will carry forward into future years.

For a more complete description of Dividend Rights, please review the Offering Memorandum in its entirety and Article 4, Section 2 of the Amended and Restated Articles of Incorporation.

Conversion

At the option of the holder of the Shares and at any time, the Shares may be converted into Common Stock on a one-to-one ratio, subject to adjustment. In addition, the Shares will automatically convert into Common Stock upon either i) an affirmative vote of the holders of at least sixty percent (60%) of the outstanding Series B Shares, or ii) completion of a firmly underwritten public offering of the Company's Common Stock at an offering price per share that, when applied to all outstanding shares of Common Stock and the shares offered and sold in the public offering, would total $30,000,000 or more.

For a more complete description of Conversion Rights, please review the Offering Memorandum in its entirety and Article 4, Section 5 of the Amended and Restated Articles of Incorporation.

Redemption Rights

By converting Series B Shares to Common Stock, a Series B holder may participate in any company stock buyback offered to Common shareholders and on the same terms as Common shareholders—including buybacks made by the ESOP. The decision to exercise this right is at the discretion of each individual Series B holder, and this right will continue for as long as each Series B holder holds Series B Stock.

Additionally, at any time after two years from the first issuance of the Series B Preferred, the Company may exercise a right to redeem all (but not less than all) outstanding Series B Shares by giving the holders of the Series B Preferred Shares thirty days' notice of the redemption. The Redemption Price shall equal the higher of i) the original price paid for the Shares plus any accrued but unpaid dividends and ii) the Fair Market Value ("FMV") as determined by the most recent ESOP valuation, minus ten percent.

For a more complete description of the Redemption Rights, please review the Offering Memorandum in its entirety, Article 4, Section 6 of the Amended and Restated Articles of Incorporation, and Article 8 of the Stock Purchase Agreement.

Liquidation:
Upon the liquidation of the Company the holders of the Shares will be entitled to a liquidation preference over the BK Common Stock, with such preference being in the amount of their original purchase price plus any accrued but unpaid dividends. The Shares will be on parity with shares of the Company's Series A Preferred Stock and the Series C Preferred Stock in the event of liquidation. For a more complete description of the Shares, please review the full Offering Memorandum as well as Article 4, Section 4 of the Amended and Restated Articles of Incorporation.]

Voting Rights and Protective Provisions
In general, the Preferred Stock shall vote together with the shares of Common Stock at Shareholder meetings and will be entitled to voting rights equal to the number of shares of Common Stock into which the Shares may be converted.

However, there are exceptions during which the Preferred Stock is entitled to vote as a separate class. Specifically, the Amended and Restated Articles of Incorporation and the Stock Purchase Agreement contain a variety of provisions intended to protect the rights of the Preferred Shareholders. For example, without the vote of the holders of the majority of the outstanding Preferred Stock, the Company shall not:

- Amend the Company's Articles of Incorporation in a manner that adversely affects the Series B Shares;

- Increase or decrease the number of the Company's authorized shares;

- Authorize shares of any new class or series of stock having rights, powers or privileges on parity with or senior to the Series B Shares.

- Modify the number of members of the Board of Directors.

- Redeem any shares or pay dividends on shares junior to the Series B Shares so long as there are any accrued and unpaid dividends on any Series of Preferred Stock.

- Make any changes to the company's annual ESOP contribution rates.

- Make any changes to the discount (10% as of the issuance of the Offering Memorandum) used to calculate the Redemption Price from the Fair Market Value associated with the annual ESOP valuation.

This is a summary of key provisions for which Preferred Shareholders are required to consent as a separate class, but it is not an exhaustive list. For a more complete description of the Voting Rights and Protective Provisions, please review the Offering Memorandum in its entirety, and Article 4, Section 3 of the Amended and Restated Articles of Incorporation.

Long-term investment

In keeping with the steward-ownership objectives described above, Berrett-Koehler is seeking investors in the current Offering who have a long-term investment perspective and who support BK's mission, values, and plans. There is currently no active trading market for Berrett-Koehler securities and the Company has no plans to list the Shares on any exchange. Furthermore, one of the terms of the Offering is that Shares purchased in the Offering may not be resold or transferred to any other party unless the shareholder demonstrates to the Company's satisfaction that the proposed transfer will comply with applicable securities laws.